Exhibit 99.2

Sustainability Report September 22, 2023 Original characters from “Hero Wars”

Table of Contents Strategy, governance and sustainability update for FY 2022 Sustainability Update Focus Areas Future Plans SASB Indexes Appendix 3 9 21 22 24 2 GDEV SUSTAINABILITY REPORT "Dear stakeholder, We faced a triad of external shocks in 2022 and this report reflects the unusual nature of this period. Our business was impacted by Russiaʼs full scale invasion of Ukraine, a share trading freeze and acute gaming industry turbulence. To address this, we took bold decisions to rapidly relocate all of our staff to safe geographies, fully complied with Nasdaq requirements for resumption of share trading, and restructured our organisational design to further increase our long term resilience and growth opportunities. This report explains the changes in our business structure, branding, critical governance architecture, and highlights our continued focus on sustainable growth. We are excited about the future and grateful for your support on this journey.” Natasha Braginsky Mounier, GDEV Chairperson

GDEV SUSTAINABILITY REPORT

Founders' Message



The year 2022 brought a series of challenges that had a significant impact on many businesses worldwide, including geopolitical instability, a global economic crisis, and specific difficulties in the game industry. In response, we addressed them by implementing deep, fundamental changes to our operating and corporate structures, creating a solid foundation for future growth.

As a result, we are thrilled to introduce our new corporate structure under the GDEV name, serving as a central hub responsible for consolidating and nurturing the growth of our studios and successful franchises. The company will comprise Nexters, Cubic Games, and Dragon Machines, along with partially controlled assets (Royal Ark, RJ Games, Game Gears), as well as any future acquisitions. By implementing this approach, our goal is to optimize efficiency, and cultivate a culture of transparency and cooperation within our organization.

One of the most important steps of 2022 was relocating employees from Russia, Belarus, and Ukraine to safe-harbor locations (Cyprus, Armenia, Kazakhstan), ensuring their safety and well-being while maintaining business operations and strong relationships with shareholders, partners, and players.

Furthermore, in 2022, GDEV faced the cost of living crisis, which led to the first gaming market revenue decline in many years. However, the company successfully navigated the crisis by overhauling its marketing approach, prioritizing critical projects, delivering high-quality gaming experiences, and maintaining competitiveness in the challenging market.

Despite the challenges, GDEV studios implemented new sustainability features in 2022, including a stronger focus on social and environmental issues, partnerships with ecology organizations, and waste management programs to encourage employees to adopt sustainable practices in their daily lives. GDEV is also pleased to announce plans to become carbon neutral by 2030 across our Scope 2 emissions and improving sustainability practices.

To sum up, GDEV recognizes that sustainability is an ongoing process and remains committed to improving its practices in all our studios and setting new goals for the future.

Andrey Fadeev and Boris Gertsovskiy,
co-founders of GDEV



3

GDEV is a gaming and entertainment company 4 Sustainability Update GDEV SUSTAINABILITY REPORT Family of 6 gaming studios Diversification across geo and platforms Strong results in 2022** Games portfolio of both established and promising franchises in popular genres Blockbuster mid-core multi-platform RPG 480 Revenue, $m Revenue by Geo Revenue by Platforms Adj. EBITDA, $m 98 261 2020 2022 2020 2022 1 #1 grossing genre* #1installs genre* #1time spent genre* Farming simulation game with puzzles Pixel style mobile first-person shooter +84% >100% Europe 21% Asia 26% USA 33% 63% 37% Monthly Active Users (MAU), mln 8 6 2020 2022 +36% Mobile PC * data.ai (FY 2022 data excluding hypercasual games) ** Source: Company information. Definitions of Adjusted EBITDA and MAU can be found on page 25

2022 External Shocks In 2022, a combination of economic, political, and market-specific factors created a perfect storm of volatile market conditions, impacting global com-panies across various industries. GDEV was among many companies forced to take response meas-ures in order to continue sustainable growth trajec-tory. The company faced significant challenges, in-cluding the first-ever decline in the mobile gaming industry, record-high inflation across multiple mar-kets, and a decline in consumer income and confi-dence. Despite these challenges, GDEV persevered and took steps to adapt to the changing environ-ment. ‘22 External shocks Geopolitical instability Macro-economic turmoil Game-market challenges • Employees unable to be employed in certain countries • Inability to continue operations from the countries which were key personnel hubs • GDEV shares and warrant trading halted on the Nasdaq stock exchange • Record-high inflation • Decreased discretionary consumer spending • Rising operating costs • Post-lockdown adjustment in playersʼ engagement • Deterioration of user acquisiton efficiency due to data privacy challenges • First decline of the mobile industry revenue • Closed all Russian subsidiaries • Opened new GDEV offices in Armenia and Kazakhstan • Relocated employees to safe-harbor locations • Improved corporate governance by adding three new independent directors with diverse experience • Released the Inaugural Sustainability Report • With these actions driving the lifting of the trading suspension on Nasdaq • Maintained cash reserves • Optimized the headcount in June 2022 • Focused on products with the highest potential • Implemented cost-cutting measures on non-essential expenses • Rebuilt our marketing and development approach, optimizing the efficiency of UA costs • Maintained Hero Wars success • Achieved certain success with our new title • Сlosed low-potential projects How affected us Our actions 5 Overall, GDEV has implemented deep fundamental changes in both operating and corporate structures to help create a sustainable basis for further growth, proving the resiliency of our core business and ability to adapt to the changing market and unfavorable environment GDEV SUSTAINABILITY REPORT Sustainability Update

To ensure we are implementing our Sustainability Strategy effectively, we use the UN SDGs as a guide and consider the SASB Software & IT Services Standard as a benchmark for measuring and reporting on our sustainable development practices. Our sustainability strategy From the outset, GDEV has prioritized sustainabili-ty as a key element of its founders-driven ap-proach. Over time, these efforts have been convert-ed into GDEVʼs Sustainability Strategy with clear metrics to improve our impact on the world and de-termine the most optimal focus areas. This ulti-mately allowed GDEV to be more resilient to exter-nal shocks of 2022. GDEV's approach to sustainability revolves around comprehensive practices that foster business sta-bility in any environment. We maintain our core values while adapting quickly to changing circum-stances - that's our recipe for long-term success. Our Sustainability Strategy outlines three path-ways that reflect the varying levels of impact that GDEV has on different stakeholders: our employ-ees, local communities, and the wider global com-munities. To further guide our efforts, we've also identified four key areas of focus that align with our interactions with the world, and we've grouped our sustainability activities into these areas based on their impacts. integration of ESG financial materiality standards practice responsible business by contributing to local stakeholders enhance the societal contribution and positive impact of video gaming THREE PATHWAYS APPROACH IN FOUR FOCUS AREAS CORE LOCAL GLOBAL Our Studios Our Players Communities Environment 6 GDEV shares its sustainability best practices with the portfolio companies teams, including Cubic Games which we acquired in January 2022 GDEV SUSTAINABILITY REPORT Sustainability Update

7 Governance Our leadership team is composed of professionals with diverse backgrounds who bring valuable insights and expertise to guide the company through complex challenges and identify new op-portunities for growth. Additionally, in 2022, GDEV strengthened its governance structure by appoint-ing three new independent directors, which is a sig-nificant step towards ensuring responsible, ethi-cal, and sustainable company operation. To help ensure that our directors are fully equipped to provide valuable insights and exper-tise, we have established a clear framework for interaction. This includes regular updates on market trends, operational performance, and finan-cial results, as well as maintaining open communi-cation lines with our founders and management team. GEOPOLITICAL ISTABILITY MACROECONOMIC TURMOIL GAME-MARKET CHALLENGES Case: Return to trading on Nasdaq In 2021, GDEV became the first European gaming company to start publicly trading on Nasdaq Stock Exchange. That was an important milestone in our history and provided us with greater opportunities for further growth with access to global investors and capital markets. However, on the 28th of February 2022 the trading of our shares was halted due to certain exposure of our business to Russia and risks associated with it. Returning to Nasdaq has been a top priority for GDEV, its management, shareholders, Board of Directors, as we aim to become a truly global enterprise and expand our presence further worldwide. To achieve this, we have undergone a rigorous examination by Nasdaq and SEC to ensure compliance with their requirements. Moreover, we have successfully undergone a new audit from KPMG Greece. Among the measures we have taken were: a relocation program to move personnel from Russia, Belarus, and Ukraine to "safe-harbor" countries, a divestiture of Russia-based subsidiaries, and closing any business activity in this country. "The resumption of GDEV shares trading on Nasdaq was a major achievement for us. All members of the executive team and the Board of Directors worked close-ly to deliver this outcome. We are com-mitted to transparency, effective com-munication, and are fully focused now on delivering long term growth. This will benefit all our stakeholders.” Natasha Braginsky Mounier, GDEV Chairperson GDEV SUSTAINABILITY REPORT Original art from “Hero Wars” Sustainability Update

GDEV SUSTAINABILITY REPORT

Sustainability Update

Board of Directors



Natasha Braginsky Mounier
Chairperson, Independent Director



Andrey Fadeev
Executive Director



Igor Bukhman
Non-Executive Director



Andrew Sheppard
Independent Director



Marie Holive
Independent Director



Tal Shoham
Independent Director



Olga Loskutova
Independent Director

	Areas of Responsibility	Professional experience
Natasha Braginsky Mounier	Capital Markets; Finance; ESG	Capital Group; Aradei Capital; J.P. Morgan
Andrey Fadeev	Game Industry; Business Growth; Strategy	Nexters
Igor Bukhman	Game Industry; Business Growth; Strategy	Playrix
Andrew Sheppard	Game Industry; Investments; Integrations	GREE; Transcend Fund; Kabam
Marie Holive	Entertainment & Media; Audit; Global Business Management	General Electric; London Business School; Comcast
Tal Shoham	Investments/M&A; Game Industry; Marketing	Supersonic; ironSource; Huuuge
Olga Loskutova	Consumer Goods; Global Business & General Management; Product Development & Brand Management	Nestle; SABMiller; Whirlpool

Board of Directors Diversity


1
1
5
Directors status matrix
Independent
Executive
Non-Executive


1
1
1
4
Board expertise matrix
Game Industry
Finance
Media
Consumer Goods


40%
60%
Board gender matrix
Female
Male

Management



Andrey Fadeev
Founder and Chief Executive Officer



Boris Gertsovskiy
Founder and Head of R&D



Alexander Karavaev
Chief Financial Officer



Anton Reinhold
Chief Operating Officer



Yulia Dementieva
General Counsel



Andrey Kuznetsov
Chief Investment Officer



Roman Safiyulin
Chief Corporate Development Officer



Yulia Pirozhkova
Nexters HR Director



Olga Gertsovskaya
Head of Employee Well-being at Nexters

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9 Our Studios Recently, GDEV has undergone an evolutionary journey that has led us to transition from manag-ing the individual Nexters studio to becoming a holding company of multiple studios working on diverse franchises. In line with this change we evolve ‘Our Teamʼ focus area into ‘Our Studiosʼ, in order to reflect this transition. GAME-MARKET CHALLENGES GEOPOLITICAL ISTABILITY MACROECONOMIC TURMOIL 2023 Transformation In June 2023 we announced the change of our hold-ing company name to GDEV Inc. to reflect its evolu-tion focused on the growth of its diversified portfo-lio of studios and franchises. GDEV is a gaming and entertainment powerhouse, focused on growing and enhancing its portfolio of studios. By imple-menting this streamlined approach, we aim to max-imize efficiency and foster a culture of transparen-cy within our organization. The company comprises Nexters, Cubic Games and Dragon Machines, along with partially con-trolled assets (Royal Ark, RJ Games, Game Gears) as well as any future acquisitions. The current man-agement team of GDEV will remain unchanged, with each studio operating under its own leader-ship. Original characters from “Island Questaway” and “Pixel Gun 3D” GDEV SUSTAINABILITY REPORT "In early 2022, Cubic Games became part of the GDЕV family. Throughout our time together, we have felt tremendous support in our endeavors, received valu-able advice, and, most importantly, en-joyed the freedom of creativity within our studio.” Dmitry Amroyan, CEO Cubic Games 1 studio 6 studios 2021 2023 Focus Areas

GDEV SUSTAINABILITY REPORT

Focus Areas

Employee Well-being

We are dedicated to providing a supportive and positive work environment, fostering a positive company culture, maintaining teamwork and collaboration among employees, and achieving a healthy work-life balance in all our studios.

In 2022 we offered our employees free access to a specialized psychological support service, with 283 employees taking advantage of this opportunity. Also, for all employees and their families, a medical insurance policy spanning almost across the globe is in effect. Moreover, we have significantly increased the number of employees doing sports, by providing various opportunities for physical activity, and contributing to employee initiatives' implementation, organizing different courses and workshops.

Nexters employees survey

84% noted the cohesion of the team and support from colleagues

80% satisfied with the working conditions, salary, and bonuses

79% believed that Nexters encourage open dialogue

Diversity

Diversity has been a core value at all our studios since founding, and we are committed to maintaining a workforce that is inclusive and representative of a variety of backgrounds and perspectives. We do not tolerate discrimination or infringement based on individual characteristics such as gender, sexual orientation, or race.

In recent years, we have seen a gradual increase in the number of women among GDEV employees, providing equal conditions during the hiring and working processes. We also provide flexible conditions for employees during pregnancy and maternity leave.

Read more about our Diversity Policy

As a result, we have seen significant progress, with the share of women among our employees growing from 31% in 2019 to 36% in 2022. This has had a positive impact on our company culture, fostering greater cohesion and diversity of thought.

GDEV EMPLOYEES DIVERSITY


Men
Women
268
31%
69%
424
35%
65%
809
38%
62%
848
36%
64%
2019
2020
2021
2022



Olga Gertsovskaya,
Nexters Head of Employee Well-being

"We value and support each employee, which was particularly important during the peak of the crisis situation in 2022. All of this helped us to form a unified and cohesive team capable of achieving high results, where everyone is proud to be a part of Nexters"

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GDEV SUSTAINABILITY REPORT

Focus Areas

Headcount Changes

In 2022, GDEV had to make headcount layoffs in all its studios. This was a challenging decision that was prompted by factors beyond our control. While it is easy to hire new employees, it becomes considerably more challenging to part ways with employees in a respectful manner during a crisis period.

The changes impacted 250+ employees located in different countries. To provide transparency, we held a conference call with all employees that included the founders and management. Each employee affected by the headcount changes received a compensation package that included a supplemental cost-of-living adjustment payment, insurance renewals, and other types of financial and psychological support. Positive recommendations were also given to help them find new opportunities.

As a result of this difficult decision, our team was able to overcome difficulties and finally resume hiring in 2023.

Relocations

In 2022 being a global company and operating from Russia had become impossible, and we made the decision to eliminate our presence in this country by closing our offices in Moscow and Saint Petersburg. Nonetheless, it was crucial for us to continue our partnership with those who have helped make GDEV a large company. Therefore, we offered new locations to employees and their families, and provided significant support to help them through the difficult process of relocating. This became one of the main challenges in 2022, and we invested considerable effort and resources to ensure the smooth transition of our employees.

As a result, in 2022, we successfully relocated 550+ employees, along with their family members and even pets. We fully covered relocation costs, which ranged from $800 for solo relocation to Armenia, to more than $5000 in case of family relocation to Cyprus.

The entire relocation process was individually supported and accompanied by the help of assistants. We also facilitated employees and their families with visa applications, paperwork at a new location, opening bank accounts, insurance and other unexpected tasks.

GDEV EMPLOYEES LOCATION


Cyprus
329
Armenia
479
Kazakhstan
40



Anna Korzh,
Nexters Head of People Operations

"We have done a lot for the relocation of employees, first exploring dozens of potential new locations, and then creating 2 new official locations in Armenia and Kazakhstan, as well as expanding Nexters' presence in Cyprus. After some time, I can confidently say that all relocated employees have adapted to changes and are ready to reach new heights together with Nexters!"

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GDEV SUSTAINABILITY REPORT

Focus Areas

Our Games & Players

2022 was a challenging year for the entire gaming industry due to the macroeconomic turmoil and industry specific challenges, which resulted in significant delays in product development and marketing. However, we were able to overcome these difficulties thanks to our long-term strategy of creating engaging gaming experiences for players worldwide.

Our games have the ability to bring people together and provide an escape from everyday problems, making these characteristics an important part of our resilience strategy in 2022.

Original characters from "Pixel Gun 3D"

Gaming Market Challenges

Our industry faced several factors that negatively impacted effectiveness of mobile marketing and the cost of user acquisition:

- **iOS Privacy Policy**
- **Increased user attention competition**
- **Post Lockdown normalization**
- **Negative Macro**

Despite all of our strengths, the situation has shown that we are not immune to the global market conditions.

However, GDEV took decisive actions to overcome these challenges by significantly reducing our marketing activity to almost zero in the summer of 2022 to avoid wasting resources ineffectively. The company reconfigured its business processes and focused on cross-team projects that intersected with marketing, product, and other teams. These actions allowed GDEV to relaunch its marketing activity by the end of 2022 and show record-high user acquisition spending in some of our titles. For example, we have achieved significant success with our new title, Island Questaway, bookings and downloads of which have further accelerated growth in 2023.



Anton Yakovlev, Nexters Chief Marketing Officer

"Our 2022 performance is a testament to the resilience of our team and our ability to adapt quickly to changing market conditions. With the normalization of our marketing campaigns by the end of 2022, we're now well-positioned to continue driving growth and delivering even greater value to our players"

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GDEV SUSTAINABILITY REPORT

Focus Areas

Positive Game Agenda

At GDEV, we strongly believe in the power of video games to entertain, educate, and inspire players. That's why our games have a broad cooperative function, a positive atmosphere, and a strict ban on abusive behavior. We also use our games to promote social and environmental protection issues.

In 2022, we introduced a pacifist hero in our main title Hero Wars - the legendary smith, Fafnir, who has always been treated as an outcast because of his peaceful nature. We also recently added non-binary characters to the game, Mushy and Shroom, who prefer the pronoun 'they'. Moreover, in April 2023, Hero Wars launched an event where guilds of players grow trees by completing certain tasks. The guilds that manage to grow the tallest tree received cool in-game items.

Mushy and Shroom
(non-binary characters)



Fafnir
(pacifist hero)



Case: Island Questaway

One of GDEV's major product successes in 2022 was Island Questaway, earning currently more than $3mln gross monthly and continuing to grow. Island Questaway promotes a careful attitude towards nature, encourages solving environmental problems, and advocates for equality of all people. In 2022, we released 10 in-game events that focused on three key themes: gender and social equality, environment protection, and value of cultural heritage. By promoting these themes, we aim to encourage our players to live in harmony with nature and society around them.

GREEN GAME JAM

Furthermore, in 2023, we joined the Green Game Jam initiative (operates under the UN auspices), aiming to promote the topics of wildlife protection and climate change through Island Questaway. In the 2023 event we want to educate our players, and make a positive impact on the environment and society.



Gender and social equality

Emily Hart, main character of the game, is actively fighting against prejudices, and in particular the acute problem of inequality.



Value of cultural heritage

We believe that different cultural elements can add depth and authenticity to the gaming experience, making it more immersive and enjoyable for players.



Environment protection

We aim to inspire players to take care of the natural world and contribute to a more sustainable future.

Original characters from "Hero Wars" and "Island Questaway"

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GDEV SUSTAINABILITY REPORT

Focus Areas

GAME-MARKET CHALLENGES

Our Players

It is crucial for us to be in constant contact with our players and understanding their needs, while building a sense of belonging among players. Moreover, a loyal fan base acts as a source of inspiration for us and provides fresh ideas for events and in-game updates.

For this reason, in September 2022, we joined **Fair Play Alliance**, participating in the organization's activities to support player well-being and foster healthier, more welcoming gaming spaces around our games. Additionally, in 2022, the GDEV studios community departments began conducting surveys of players' opinions on new game mechanics and content updates, with thousands of players from different regions participating.



Our community manager with Japan players community



Ksenia Bushueva,
Island Questaway Producer

"Games offer a unique opportunity to promote and reinforce important values, providing a fun and engaging way to instill positive principles and behaviors in individuals of all ages. That is why millions of people around the world play GDEV's games and are huge fans of them"

JAPAN COMMUNITY

In March 2022, we started working with the Hero Wars community of Japanese players in order to make their game experience even more satisfying. Since 2020 we have had more than six mln installs and registrations of our game in Japan, so recognizing the extent of our reach we feel the need to create new experiences for our players and be in contact with them.

- Launched official Japanese pages on X (formerly, Twitter) and YouTube to share news and distribute gifts

- Support offline communication of our Japanese players, many of whom have become close friends

- Our community manager met with Hero Wars players in Japan. This practice was very useful to understand players' passion for the game in order to make it even more magnificent!

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15 Our Communities We want to be beneficial to residents of all official studios locations, supporting various local initia-tives and organizations. We have a fairly large number of supported partners in different spheres, such as sports, education, environment protection, charity organizations, and IT forums. Original art from “Island Questaway” Partners and Sponsorship We are proud to support the international EdTech platform KidIT, which offers technology-driven offline courses aimed at fostering creativity devel-opment through technology for Cypriot children. Thanks to this initiative, local children start study-ing computer science from childhood at no cost and acquire valuable skills and knowledge for todayʼs world. Furthermore, charity is also a big part of our com-munity giving program. So, in 2022, we supported the UK-based One Special Day initiative for the third time, which brings joy and inclusivity to the lives of individuals with physical disabilities by ena-bling them to participate in video games. Moreover, at the moment we are actively seeking partnerships with new social and environmental organizations in new locations for GDEV - Armenia and Kazakhstan. By working together, we can make a real difference in these communities. WE SUPPORT GDEV SUSTAINABILITY REPORT Focus Areas

GDEV SUSTAINABILITY REPORT

Focus Areas

Case: Techisland Partnership

techisland

One of GDEV's priorities is to foster unity within the entire IT industry in Cyprus, as it serves as GDEV headquarters and home to some of our studios and employees. As part of this commitment, we have been serving as board members of the Techisland organization for several years, with our CEO Andrey Fadeev actively participating in its meetings and conferences. This is a non-profit IT association, comprising over 200 IT companies, startups, and investment funds with diverse origins, was established in 2021 with a mission to transform Cyprus into a world-class destination for top-notch talent.

The goal of Techisland is to work with the local technology sector and public sector to help boost the technology and innovation infrastructure that is expected to become a crucial economic engine for the Cypriot economy.

In addition to big initiatives, such as IT forums and meetups, Techisland also provides a platform for CSR activities in education, health, ecological issues, and societal issues. For example, in 2022 Techisland helped to completely restore a school that was badly damaged by fire, and organized a new computer class for students.


techisland
Andrey Fadeev at Techisland

TECHISLAND OBJECTIVES

1. Improve the operating environment for existing tech companies
2. Improve the working and living environment for international-class tech talent
3. Increase awareness of growth & opportunities in the tech and innovation sector in Cyprus
4. Promote the Cyprus tech ecosystem abroad

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GDEV SUSTAINABILITY REPORT

Focus Areas

Case: CFC Partnership

CITY FRIENDS CLUB

City Friends Club - environmental organization in Cyprus, providing streets cleaning, fostering volunteer movement development, and organizing eco-educational programs.

It is important for us to support organizations that are involved in ecology, thus making a contribution to our two focus areas - community and environment. In 2022, we began active cooperation with the City Friends Club, supporting them financially, as well as helping with the organization of educational events. Moreover, City Friends Club carried out an audit of Nexters offices in Limassol to inspect them in terms of waste management and energy efficiency.

As a result of this event, we have a clear understanding of our strengths and areas for improvement:

Strengths:

- **Company eco-policy.** GDEV has environmental policy and ecology strategy, while proving its intentions by measuring CO2 emissions, and sharing this information with the public.
- **Waste sorting points.** Separate waste collection at all GDEV offices.
- **Conscious approach.** GDEV has significantly advanced in switching to reusable alternatives. Eco-friendly products made from recycled materials are in active use.

Areas for improvement:

- **Employee awareness.** CFC recommend providing the employees with information on 'why to sort' and how they could minimize trash production.
  GDEV response: Plan to organize lection for employees in 2023.
- **Cleaning personnel control.** The cleaning personnel disposed of some of the trash incorrectly.
  GDEV response: The improvement has been achieved.



Anna Gubareva, Founder of City Friends Club

"I am so happy that GDEVs and its employees share our views on sustainability. Their donations and ongoing support have enabled us to advance our mission of protecting the environment in Cyprus and educating the public on the importance of responsible waste management. Together, we are working towards a more sustainable future for all"

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18 Our Environment GDEVʼs core business has a relatively low environ-mental footprint, but we are committed to reduc-ing it further. Key areas of our concern are energy usage, climate impact, responsible use of natural resources, and waste reduction. As GDEV expands its operations, we have implemented a strategy, targets, and metrics to manage and monitor our en-vironmental efforts. GEOPOLITICAL ISTABILITY Energy management Commitment to energy efficiency is one of GDEVʼs long term goals. To help achieve our objective, we use the latest technologies that allow us to meet high energy efficiency standards and ensure low electricity consumption. We also try to choose partners, taking into account their environmental impact. For example, for servers and cloud-based solu-tions we use Amazon Web Services (AWS), one of the most energy-efficient solutions on the market. According to AWS, its solutions can lower a work-loadʼs carbon footprint by 96% compared to Euro-pean data enterprise centers, which allows us to be more energy efficient, use fewer natural resources, and make fewer carbon emissions. In addition, our Board of Directors has approved the goal of becoming carbon neutral (Scope 2) by 2030. This means we plan to reduce our environ-mental impact even further and offset our emis-sions by supporting environmental projects in the countries where our offices are located. Electricity consumption, MWh 400 300 200 100 0 2019 2020 2021 2022 Estimated GHG emissions (Scope 2), metric tons/CO2e* 150 100 50 0 2019 2020 2021 2022 GDEV SUSTAINABILITY REPORT Plans to become carbon neutral by 2030 across our Scope 2 emission approved by GDEV’s Board of Directors * According to IRENA data Focus Areas

19 Waste Management COLLECTING WASTE GDEV has implemented a comprehensive waste management plan that includes reducing waste generation, reusing and recycling materials, and properly disposing of any remaining waste. In our offices, we strive to promote the use of reusable tableware, but in some cases, we use disposable biodegradable tableware. Since 2022, we have modernized our separate waste collection system, which now includes PMD (plastic, metal, and drink cartons), paper, glass, and mixed waste. Total in 2022, the following amount was collected: RECYCLABLE WASTE (KG) 40000 30000 20000 10000 0 2021 2022 To further reduce our environmental impact, we installed specialized containers for the collection and processing reciclable waste. In 2022 we have collected: 36 kg of coffee capsules 91 kg of batteries and rechargeable devices 93 kg of printer cartridges 35 kg of plastic caps from PET bottles Over 120 kg of clothes collected to support vulnerable populations in our community Mixed Waste Recycled waste 32 500 16 500 39 500 23 500 ~23 500 kg recyclable waste ~39 500 kg mixed waste GDEV SUSTAINABILITY REPORT 34% of total 37% of total Focus Areas

20 Our Eco-Initiatives In 2022, we organized a beach cleanup in Limassol, where dozens of our employees participated and collected 447 kilograms of garbage. We also contin-ue participating in such events in 2023, to make our locations cleaner, greener, and raise aware-ness among employees. For example, in April 2023 we conducted a tree planting campaign in two of our locations: Armenia and Kazakhstan, with the participation of GDEV employees. We also hosted a clothing exchange event in our offices to promote sustainable consumption and waste reduction. The clothes found new owners, contributing to our long-standing cooperation with various charity organizations that collect and donate clothes to those in need. Moreover, we are committed to making our merchandise more envi-ronmentally friendly by avoiding non-recyclable packaging and providing our employees with reusa-ble shopping bags, glasses, and mugs. To further educate our employees on environmen-tal protection, we organized a public lecture in 2022 where a professional ecologist shared tips on how to follow an eco-friendly lifestyle at home and at work. In April 2023 we conducted a tree planting campaign at two of our locations, Armenia and Kazakhstan GDEV helped cleaning beach in Cyprus GDEV SUSTAINABILITY REPORT Focus Areas

GDEV Future Plans GDEV studiosʼ future sustainability plans cover all 4 of our focus areas. We be-lieve it is important to focus on achieving all goals and make our work compre-hensive and complete in order to make our places of residence, the gaming industry and the entire world even better, cleaner and more responsible. Our Studios Our Games & Players • Continue working on improving playersʼ experience • Continue to combat abusive behavior within our gaming community • Promote universal ideas and values through our games • Participate in at least one sustainability in-game initiative annually Our Communities • Support a minimum of 5 public initiatives • Participate in charitable donations at least once a year • Provide creative independence to studios while supporting them strategically • Treat all employees equally • Сonduct annual employee satisfaction surveys Original artwork from “Hero Wars” Our Environment • Carbon neutral goal by 2030 across our Scope 2 emission • Plans to implement emission compensation practice • Participate in ecological activities in our official locations • Continue improving the waste and energy efficiency management 21 GDEV SUSTAINABILITY REPORT

SASB Index

Sustainability disclosure topics & accounting metrics

Topic	Code	Accounting Metric	Location in the report / Response
Environmental footprint of hardware infrastructure	TC-SI-130a.1	(1) Total energy consumed, (2) percentage grid electricity, (3) percentage renewable	Energy management
	TC-SI-130a.2	(1) Total water withdrawn, (2) total water consumed, percentage of each in regions with High or Extremely High Baseline Water Stress	No data available
	TC-SI-130a.3	Discussion of the integration of environmental considerations into strategic planning for data center needs	Energy management
Data privacy and freedom of expression	TC-SI-220a.1	Description of policies and practices relating to behavioral advertising and user privacy	Privacy Policy
	TC-SI-220a.2	Number of users whose information is used for secondary purposes	No data available
	TC-SI-220a.3	Total amount of monetary losses as a result of legal proceedings associated with user privacy	In 2022, we did not have litigation or pre-trial proceedings that would lead to the payment of compensation or penalties
	TC-SI-220a.4	(1) Number of law enforcement requests for user information, (2) number of users whose information was requested, (3) percentage resulting in disclosure	No such requests have been received. In any case, the disclosure of user data is always carried out on an individual basis
	TC-SI-220a.5	List of countries where core products or services are subject to government-required monitoring, blocking, content filtering, or censoring	Any content-blocking restrictions do not have a significant impact on GDEV's business
Data security	TC-SI-230a.1	(1) Number of data breaches, (2) percentage involving personally identifiable information (PII), (3) number of users	No data available
	TC-SI-230a.2	Description of approach to identifying and addressing data security risks, including use of third-party cybersecurity standards	Policies

SASB Index

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Recruiting & managing a global, diverse & skilled workforce	TC-SI-330a.1	Percentage of employees that are (1) foreign nationals and (2) located offshore	As of December 31, 2022: 1)>97% non-Cypriot 2)61% located outside Cyprus
	TC-SI-330a.2	Employee engagement as a percentage	No data available
	TC-SI-330a.3	Percentage of gender and racial/ethnic group representation for (1) management, (2) technical staff, and (3) all other employees	Diversity, Governance
Intellectual property protection & competitive behavior	TC-SI-520a.1	Total amount of monetary losses as a result of legal proceedings associated with anticompetitive behavior regulations	In 2022, we did not have litigation or pre-trial proceedings that would lead to the payment of compensation or penalties.
Managing systemic risks from technology disruptions	TC-SI-550a.1	Number of (1) performance issues and (2) service disruptions; (3) total customer downtime	In 2022, there were no significant performance issues or service disruptions.
	TC-SI-550a.2	Description of business continuity risks related to disruptions of operations	Information provided in SEC Form F-1 Registration Statement

Activity metrics[1]

Code	Accounting Metric	Location in the report / Response
TC-SI-000.A	(1) Number of licenses or subscriptions, (2) percentage cloudbased	No data available
TC-SI-000.B	(1) Data processing capacity, (2) percentage outsourced	To reveal this indicator, we take vCPU data (provided by AWS) and CPU data (GDEV own facilities) - the number of working hours of each 1-core virtual processor, to serve the company's data operation. We believe that this figure can most accurately determine the amount of processing power for the company's operation process. Total 2022 - 36574289 vCPU hours
TC-SI-000.C	(1) Amount of data storage, (2) percentage outsourced	To reveal this indicator, we take: Facilities provided by AWS: the amount of EBS (high-performance block-storage service) and S3 (Simple Storage Service) in Tb & GDEV own facilities: disk storage in Tb. We believe that these figures can most accurately determine the amount of data storage for the company's operation process. 2022 - 1009 Tb (monthly on average)

[1] The data are compiled according to the internal methodology for Nexters only, as Cubic Games was not consolidated from the beginning of 2022.

SASB Index

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24 Appendix Code of conduct Policies GDEVʼs Code of business conduct and ethics covers employeesʼ compliance with laws, rules, and regulations on bribery, copyrights, informa-tion privacy, insider trading, competition and anti-trust prohibitions, employment discrimination or harassment, etc. Inclusion & diversity GDEVʼs Inclusion & diversity policy was approved in September 2023. It outlines the companyʼs and its studios approach to providing and achieving equality, fairness, and respect for all employees (whether temporary, part-time or full-time), part-ners, and players around the world regardless of their gender identity, marital or family status, sexual orientation, age, disability status, ethnicity, religious beliefs, cultural background, country of origin, socio-economic background, perspective and experience, and other characteristics. Anti-corruption Because we operate internationally, we comply with anti-corruption laws and regulations imposed by governments around the world with jurisdiction over our operations, which may include the US For-eign Corrupt Practices Act of 1977 (the ‘FCPAʼ) and the U.K. Bribery Act 2010 (the ‘Bribery Actʼ), as well as the laws of the countries where we do business. Data privacy and security GDEV respects the confidentiality of data and strives to ensure the highest level of protection. We collect, process, store, use and share data, some of which contains personal information, in-cluding the personal information of our players. Our business is therefore subject to a number of federal, state, local, and foreign laws, regulations, regulatory codes, and guidelines governing data privacy, data protection, and data security, includ-ing the collection, storage, use, processing, trans-mission, sharing, and protection of personal infor-mation. What we do to maintain the highest level of data protection: • we encrypt the data during storage and transmis-sion; • we carry out two-stage user authentication when requesting action with the data; • we improve the techniques and methods of col-lecting, storing, and processing the data; • only authorized employees, consultants, or inter-ested groups of people who need access to this information to perform their duties have access to the data in encrypted and impersonal form; • all the persons having access to the data are briefed on working with data, and their knowl-edge and skills are systematically checked. The Privacy Policy describes what type of usersʼ data is collected, for what purposes, and in which ways the company may process it.

Disclamers

Forward-looking statements

Certain statements in this report may constitute "forward-looking statements" for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this report are based on the Company's current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company's control) or other assumptions.

You should carefully consider the risks and uncertainties described in the "Risk Factors" section of the Company's 2022 Annual Report in Form 20-F, filed by the Company on June 26, 2023, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company's assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forwardlooking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws .

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure "Adjusted EBITDA" (the "Non-IFRS Financial Measure"). The Company defines Adjusted EBITDA as the total comprehensive income/(loss) as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) other comprehensive income/loss, (ii) goodwill and investments in equity accounted associates' impairment, (iii) loss on disposal of subsidiaries, (iv) income tax expense, (v) net finance income/expense, (vi) change in fair value of share warrant obligations and other financial instruments, (vii) share of loss of equity-accounted associates, (viii) depreciation and amortization, (ix) share-based payments and (x) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance.

The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company's financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Operating metrics

- Monthly Active Users (MAUs) defined as the number of individuals who played a particular game in the 30-day period ending with the measurement date.
- Bookings are sales contracts generated from in-game purchases and sales of advertisement in a given period.

Reconciliation of the net income/loss to the Adjusted EBITDA

	2020	2022
Net income/(loss) ($m)	**(1)**	**11**
Add back:		
Other comprehensive (income)/loss	0	(3)
Tax expense	1	4
Finance (income)/expense, net	(2)	0.3
Change in fair value of share warrant obligations and other financial instruments	0	(3)
Share of loss of equity-accounted associates	0	10
Listing charge	0	0
D&A	1	7
Share based payments	2	4
Impairment of intangible assets	0	0.5
Goodwill and investment impairment	0	63
Loss on disposal of subsidiaries	0	5
Adjusted EBITDA	**1**	**98**

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